UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 16, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Updates

Senior Mortgage Loan – 4773 Hollywood Blvd, LLC

On November 2, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $5,985,000 (the “Pacer Holding 4773 Hollywood Blvd Senior Loan”). The borrower, 4773 Hollywood Blvd, LLC, a California limited liability company (“Pacer Holding 4773 Hollywood Blvd”), used the loan proceeds to purchase approximately 28,000 square feet of land that was unentitled at 4773 Hollywood Blvd, Los Angeles, CA (the “Pacer Holding 4773 Hollywood Blvd Property”). Pacer Holding 4773 Hollywood Blvd entitled the property for eighteen units under the Los Angeles Small Lot Ordinance. The Pacer Holding 4773 Hollywood Blvd Senior Loan was secured by the Pacer Holding 4773 Hollywood Blvd Property.

The original maturity of the Pacer Holding 4773 Hollywood Blvd Senior Loan was May 2, 2018.  On May 1, 2018, Pacer Holding 4773 Hollywood Blvd exercised a six-month extension option and paid an extension fee of approximately $59,900.  On December 1, 2018, a loan modification was executed to further extend the maturity date to May 2, 2019, and increase the interest rate from 10.0% per annum to 12.5% per annum. Concurrently with the execution of this loan modification, Pacer Holding 4773 Hollywood Blvd paid a loan modification fee of approximately $59,900. On May 16, 2019, Pacer Holding 4773 Hollywood Blvd paid off the investment for the full amount of the Pacer Holding 4773 Hollywood Blvd Senior Loan principal drawn-to-date, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 12.5%. Pacer Holding 4773 Hollywood Blvd repaid the Pacer Holding 4773 Hollywood Blvd Senior Loan by refinancing.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated February 27, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: May 22, 2019